SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 27, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 27, 2007

TAM and TAP announce partnership

Companies sign memorandum of agreement declaring their intention to establish code-sharing agreement

São Paulo, April 27, 2007 – The TAM (Bovespa: TAMM4 and NYSE: TAM) and TAP Portugal, a Star Alliance member, are executing today a Memorandum of Agreement establishing a comprehensive alliance that comprises several areas, taking advantage of the synergies arising from their respective networks, products and services in the routes connecting Brazil and Portugal. By next July, the companies will implement a code share, which will translate into a significant increase of flight options for passengers, as well as into the linkage of the companies' mileage programs, TAM's Fidelidade and TAP's Victoria.

For TAM, the agreement will allow the commercialization of TAP's flights operated between Brazil and Portugal (Lisbon, Porto, Faro and Funchal), strengthening TAM's position in the international market with European Leisure passengers traveling mainly to the northeastern Brazil. On the other hand, for TAP, it will involve domestic destinations operated by TAM to several Brazilian capitals and cities such as Belem, Manaus, Sao Luiz, Ilheus, Porto Seguro, Campo Grande, Cuiaba, Aracaju, Vitoria, Belo Horizonte, Curitiba, Goiania, Florianopolis, Joao Pessoa, Maceio, Navegantes, Porto Alegre and Foz do Iguacu, among others, in addition to cities in South America (Buenos Aires, Argentina, and Santiago, Chile). TAM and TAP also intend to extend cooperation to other international routes operated by both companies from their hubs, subject to the authorization of the involved countries.

"This agreement is key for TAP, given the dimension of the Brazilian market and TAM's remarkable position in it. From now on, TAP will count on a local partner with one of the largest service networks, both domestically and internationally, adding a great number of destination options with an irrefutable level of reliability and service quality, which will certainly bring great benefits to TAP's clients, who will also be able to accumulate and use miles in TAM's network", states Fernando Pinto, CEO of TAP.

Marco Antonio Bologna, TAM's CEO, declares that the code share will convert into benefits for passengers. "With TAP, the leading airline in Portugal and with over 60 years of experience, we are going to offer new flight options in the international market and another important entry into Europe, for both the tourism and business markets". Mr. Bologna also highlights that TAP has a relevant role to play regarding the growth of the Brazilian tourism market: "TAM will now have conditions to boost the number of passengers transported to Brazil, and distribute them to several cities within the country, with the advantage of the interconnection of both companies'

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Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
The company (www.tam.com.br) has been the Brazilian domestic market leader since July 2003, and ended last March with a 51.72% market share. The company flies to 48 destinations throughout Brazil. With the commercial agreements executed with regional companies, it reaches 75 different destinations in Brazil. In March, TAM's international market share was 62.86% among Brazilian airline companies. International operations include direct flights to seven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina) and Santiago (Chile). With TAM Mercosur, it flies to seven other destinations: Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Montevideo (Uruguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). The company also offers daily flights to Lima, Peru, operated in code-share with TACA. Besides, it keeps commercial agreements with international companies that allow passengers to fly to a wide variety of destinations worldwide. A pioneer in the launch of a Loyalty Program for airline companies in Brazil, TAM currently has 3.8 million members and has already distributed 4.2 million tickets through point redemption.

About TAP:
It is the Portuguese airline market leader, established in 1945 and a member of the Star Alliance since 2005. Its Hub in Lisbon is a privileged access platform to Europe, at the crossroads with Africa and North and South America, where TAP stands out as the leading European airline operating to Brazil. Currently, it is the airline with the most flights from Brazil to Europe, departing from Sao Paulo, Rio de Janeiro, Salvador, Recife, Fortaleza, and Natal. Starting in July, TAP will also have five additional weekly flights departing from Brasilia to Lisbon, reaching a total of 60 weekly flights. TAP also enjoys an extremely wide destination network both in Europe (where it reaches 31 cities in 16 countries) and in Africa (where it services the countries where Portuguese as the official language, besides Senegal and South Africa, totaling seven countries). In 2006, the Company's airplanes transported over 6.8 million passengers, of which 845 thousand flew to Brazil.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.